UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 45)*

vTv Therapeutics Inc.
(Name of Issuer)

Class A common stock, par value $0.01 per share
(Title of Class of Securities)

918385204
(CUSIP Number)

Jeffrey A. Brodsky Chief Financial Officer MacAndrews & Forbes Incorporated 31 East 62nd Street New York, NY 10065 212-572-8600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to: John C. Kennedy Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3025

February 27, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918385204	SCHEDULE 13D	Page 2 of 15

1	NAME OF REPORTING PERSON The ROP Revocable Trust dated 1/9/2018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,535,685 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,535,685 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,535,685 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.3% (2)
14	TYPE OF REPORTING PERSON OO

(1)	The information set forth in Item 5 is incorporated by reference. The number of shares reported above includes (i) 912,982 shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), (ii) 577,108 shares of Class A Common Stock issuable upon exchange of 577,108 shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”), of vTv Therapeutics Inc. (the “Issuer”) and corresponding nonvoting common units (“vTv Units”) of vTv Therapeutics LLC and (iii) 45,595 shares of Class A Common Stock issuable to MacAndrews & Forbes Group LLC (“M&F Group”) upon exercise of Common Stock Purchase Warrants held by M&F Group (the “Warrants”), that are beneficially owned by the “Reporting Person” (as defined below). The Reporting Person disclaims any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein. The number of shares reported above includes 1,243 shares of Class B Common Stock and corresponding vTv Units that may be deemed to be directly beneficially owned by the Ronald O. Perelman 2013 Trust.
(2)	The calculation assumes that there is a total of 3,055,560 shares of Class A Common Stock outstanding, which is the sum of (i) 2,432,857 shares of Class A Common Stock outstanding, (ii) 577,108 shares of Class A Common Stock that are issuable in exchange for the 577,108 shares of Class B Common Stock and corresponding vTv Units outstanding held by the “Reporting Person” (as defined below), (iii) 45,595 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants, in each case, as of March 13, 2024 as reported on the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2023 filed on March 13, 2024 (the “2023 Annual Report”).

CUSIP No. 918385204	SCHEDULE 13D	Page 3 of 15

1	NAME OF REPORTING PERSON MacAndrews & Forbes Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,460,206 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,460,206 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,460,206 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.8% (2)
14	TYPE OF REPORTING PERSON CO

(1)	The information set forth in Item 5 is incorporated by reference. The number of shares reported above includes (i) 855,140 shares of Class A Common Stock, (ii) 577,108 shares of Class A Common Stock issuable upon exchange of 559,471 shares of Class B Common Stock and corresponding vTv Units and (iii) 45,595 shares of Class A Common Stock issuable to M&F Group upon exercise of Warrants. The Reporting Person disclaims any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein.
(2)	The calculation assumes that there is a total of 3,055,560 shares of Class A Common Stock outstanding, which is the sum of (i) 2,432,857 shares of Class A Common Stock outstanding, (ii) 577,108 shares of Class A Common Stock that are issuable in exchange for the 577,108 shares of Class B Common Stock and corresponding vTv Units outstanding held by the “Reporting Person” (as defined below), (iii) 45,595 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants, in each case, as of March 13, 2024 as reported on the Issuer’s 2023 Annual Report.

CUSIP No. 918385204	SCHEDULE 13D	Page 4 of 15

1	NAME OF REPORTING PERSON MacAndrews & Forbes LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 654,139 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 654,139 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 654,139 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4% (2)
14	TYPE OF REPORTING PERSON OO

(1)	The information set forth in Item 5 is incorporated by reference. The number of shares reported above includes (i) 608,544 shares of Class A Common Stock and (ii) 45,595 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants.
(2)	The calculation assumes that there is a total of 3,055,560 shares of Class A Common Stock outstanding, which is the sum of (i) 2,432,857 shares of Class A Common Stock outstanding, (ii) 577,108 shares of Class A Common Stock that are issuable in exchange for the 577,108 shares of Class B Common Stock and corresponding vTv Units outstanding held by the “Reporting Person” (as defined below), (iii) 45,595 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants, in each case, as of March 13, 2024 as reported on the Issuer’s 2023 Annual Report.

CUSIP No. 918385204	SCHEDULE 13D	Page 5 of 15

1	NAME OF REPORTING PERSON MacAndrews & Forbes Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 654,139 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 654,139 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 654,139 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4% (2)
14	TYPE OF REPORTING PERSON OO

(1)	The information set forth in Item 5 is incorporated by reference. The number of shares reported above includes (i) 608,544 shares of Class A Common Stock and (ii) 45,595 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants.
(2)	The calculation assumes that there is a total of 3,055,560 shares of Class A Common Stock outstanding, which is the sum of (i) 2,432,857 shares of Class A Common Stock outstanding, (ii) 577,108 shares of Class A Common Stock that are issuable in exchange for the 577,108 shares of Class B Common Stock and corresponding vTv Units outstanding held by the “Reporting Person” (as defined below), (iii) 45,595 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants, in each case, as of March 13, 2024 as reported on the Issuer’s 2023 Annual Report.

CUSIP No. 918385204	SCHEDULE 13D	Page 6 of 15

1	NAME OF REPORTING PERSON MFV Holdings One LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 559,471 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 559,471 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 559,471 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3% (2)
14	TYPE OF REPORTING PERSON OO

(1)	The information set forth in Item 5 is incorporated by reference. The number of shares reported above includes 559,471 shares of Class B Common Stock and corresponding vTv Units, which are exchangeable for 559,471 shares of Class A Common Stock.
(2)	The calculation assumes that there is a total of 3,055,560 shares of Class A Common Stock outstanding, which is the sum of (i) 2,432,857 shares of Class A Common Stock outstanding, (ii) 577,108 shares of Class A Common Stock that are issuable in exchange for the 577,108 shares of Class B Common Stock and corresponding vTv Units outstanding held by the “Reporting Person” (as defined below), (iii) 45,595 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants, in each case, as of March 13, 2024 as reported on the Issuer’s 2023 Annual Report.

CUSIP No. 918385204	SCHEDULE 13D	Page 7 of 15

1	NAME OF REPORTING PERSON M&F TTP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 559,471 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 559,471 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 559,471 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3% (2)
14	TYPE OF REPORTING PERSON OO

(1)	The information set forth in Item 5 is incorporated by reference. The number of shares reported above includes 559,471 shares of Class B Common Stock and corresponding vTv Units, which are exchangeable for 559,471 shares of Class A Common Stock.
(2)	The calculation assumes that there is a total of 3,055,560 shares of Class A Common Stock outstanding, which is the sum of (i) 2,432,857 shares of Class A Common Stock outstanding, (ii) 577,108 shares of Class A Common Stock that are issuable in exchange for the 577,108 shares of Class B Common Stock and corresponding vTv Units outstanding held by the “Reporting Person” (as defined below), (iii) 45,595 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants, in each case, as of March 13, 2024 as reported on the Issuer’s 2023 Annual Report.

CUSIP No. 918385204	SCHEDULE 13D	Page 8 of 15

1	NAME OF REPORTING PERSON M&F TTP Holdings Two LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 559,471 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 559,471 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 559,471 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3% (2)
14	TYPE OF REPORTING PERSON OO

(1)	The information set forth in Item 5 is incorporated by reference. The number of shares reported above includes 559,471 shares of Class B Common Stock and corresponding vTv Units, which are exchangeable for 559,471 shares of Class A Common Stock.
(2)	The calculation assumes that there is a total of 3,055,560 shares of Class A Common Stock outstanding, which is the sum of (i) 2,432,857 shares of Class A Common Stock outstanding, (ii) 577,108 shares of Class A Common Stock that are issuable in exchange for the 577,108 shares of Class B Common Stock and corresponding vTv Units outstanding held by the “Reporting Person” (as defined below), (iii) 45,595 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants, in each case, as of March 13, 2024 as reported on the Issuer’s 2023 Annual Report.

CUSIP No. 918385204	SCHEDULE 13D	Page 9 of 15

1	NAME OF REPORTING PERSON RLX Holdings One LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 246,596 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 246,596 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 246,596 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1% (2)
14	TYPE OF REPORTING PERSON OO

(1)	The information set forth in Item 5 is incorporated by reference.
(2)	The calculation assumes that there is a total of 3,055,560 shares of Class A Common Stock outstanding, which is the sum of (i) 2,432,857 shares of Class A Common Stock outstanding, (ii) 577,108 shares of Class A Common Stock that are issuable in exchange for the 577,108 shares of Class B Common Stock and corresponding vTv Units outstanding held by the “Reporting Person” (as defined below), (iii) 45,595 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants, in each case, as of March 13, 2024 as reported on the Issuer’s 2023 Annual Report.

CUSIP No. 918385204	SCHEDULE 13D	Page 10 of 15

This Amendment No. 45 (“Amendment No. 45”) amends and supplements the statement on Schedule 13D, dated August 14, 2015, as amended by Amendment No. 1 to the statement on Schedule 13D, dated August 28, 2015, as further amended by Amendment No. 2 to the statement on Schedule 13D, dated October 5, 2015, as further amended by Amendment No. 3 to the statement on Schedule 13D, dated April 6, 2016, as further amended by Amendment No. 4 to the statement on Schedule 13D, dated August 15, 2017, as further amended by Amendment No. 5 to the statement on Schedule 13D, dated December 7, 2017, as further amended by Amendment No. 6 to the statement on Schedule 13D, dated May 29, 2018, as further amended by Amendment No. 7 to the statement on Schedule 13D, dated June 20, 2018, as further amended by Amendment No. 8 to the statement on Schedule 13D, dated July 10, 2018, as further amended by Amendment No. 9 to the statement on Schedule 13D, dated August 1, 2018, as further amended by Amendment No. 10 to the statement on Schedule 13D, dated August 14, 2018, as further amended by Amendment No. 11 to the statement on Schedule 13D, dated September 10, 2018, as further amended by Amendment No. 12 to the statement on Schedule 13D, dated October 1, 2018, as further amended by Amendment No. 13 to the statement on Schedule 13D, dated November 6, 2018, as further amended by Amendment No. 14 to the statement on Schedule 13D, dated November 29, 2018, as further amended by Amendment No. 15 to the statement on Schedule 13D, dated December 12, 2018, as further amended by Amendment No. 16 to the statement on Schedule 13D, dated December 27, 2018, as further amended by Amendment No. 17 to the statement on Schedule 13D, dated January 18, 2019, as further amended by Amendment No. 18 to the statement on Schedule 13D, dated January 30, 2019, as further amended by Amendment No. 19 to the statement on Schedule 13D, dated February 15, 2019, as further amended by Amendment No. 20 to the statement on Schedule 13D, dated February 28, 2019, as further amended by Amendment No. 21 to the statement on Schedule 13D, dated March 19, 2019, as further amended by Amendment No. 22 to the statement on Schedule 13D, dated May 16, 2019, as further amended by Amendment No. 23 to the statement on Schedule 13D, dated June 26, 2019, as further amended by Amendment No. 24 to the statement on Schedule 13D, dated July 9, 2019, as further amended by Amendment No. 25 to the statement on Schedule 13D, dated August 6, 2019, as further amended by Amendment No. 26 to the statement on Schedule 13D, dated September 4, 2019, as further amended by Amendment No. 27 to the statement on Schedule 13D, dated September 11, 2019, as further amended by Amendment No. 28 to the statement on Schedule 13D, dated September 18, 2019, as further amended by Amendment No. 29 to the statement on Schedule 13D, dated September 27, 2019, as further amended by Amendment No. 30 to the statement on Schedule 13D, dated October 24, 2019, as further amended by Amendment No. 31 to the statement on Schedule 13D, dated November 12, 2019, as further amended by Amendment No. 32 to the statement on Schedule 13D, dated November 26, 2019, as further amended by Amendment No. 33 to the statement on Schedule 13D, dated December 18, 2019, as further amended by Amendment No. 34 to the statement on Schedule 13D, dated December 23, 2019, as further amended by Amendment No. 35 to the statement on Schedule 13D, dated January 7, 2020, as further amended by Amendment No. 36 to the statement on Schedule 13D, dated January 28, 2020, as further amended by Amendment No. 37 to the statement on Schedule 13D, dated February 25, 2020, as further amended by Amendment No. 38 to the statement on Schedule 13D, dated May 12, 2020, as further amended by Amendment No. 39 to the statement on Schedule 13D, dated November 24, 2020, as further amended by Amendment No. 40 to the statement on Schedule 13D, dated December 10, 2020, as further amended by Amendment No. 41 to the statement on Schedule 13D, dated December 17, 2020, as further amended by Amendment No. 42 to the statement on Schedule 13D, dated September 17, 2021 as further amended by Amendment No. 43 to the statement on Schedule 13D dated November 9, 2021, and as further amended by Amendment No. 44 to the statement on Schedule 13D dated May 31, 2022 (as so amended, the “Schedule 13D”), and is being filed with the Securities and Exchange Commission by The ROP Revocable Trust dated 1/9/2018, a New York trust (the “ROP Revocable Trust”), MacAndrews & Forbes Incorporated, a Delaware corporation (“MacAndrews & Forbes”), MacAndrews & Forbes LLC, a Delaware limited liability company (“M&F LLC”), MacAndrews & Forbes Group LLC, a Delaware limited liability company (“M&F Group”), MFV Holdings One LLC, a Delaware limited liability company (“MFV”), M&F TTP Holdings LLC, a Delaware limited liability company (“M&F TTP”), M&F TTP Holdings Two LLC, a Delaware limited liability company (“M&F TTP Two”), and RLX Holdings One LLC (“RLX Holdings One”) (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”), relating to the shares of the Class A Common Stock, of vTv Therapeutics Inc., a Delaware corporation (the “Issuer”).

CUSIP No. 918385204	SCHEDULE 13D	Page 11 of 15

Item 4. Purpose of the Transaction

Item 4 is amended to amend and restate the following subsections:

On November 20, 2023, the Issuer effected a reverse stock split at a ratio of 40-for-1.

On February 27, 2024, the Issuer issued shares of its Class A common stock and pre-funded warrants to certain investors in a private placement (the “Private Placement”). In connection with the Private Placement, the Issuer and M&F TTP entered into an amendment to investor rights agreement, pursuant to which M&F Group has the right to designate two members of the Issuer’s board of directors for so long as M&F Group holds at least 50% of the shares it held as of the date of the amendment. The amendment also make certain technical revisions to the registration rights provisions.

The foregoing description of the Amendment to the Investor Rights Agreement is qualified in its entirety by reference to the full text of the amendment, which is filed as Exhibit 99.1 hereto and is incorporated by reference herein.

The changes in beneficial ownership reflected in this Amendment No. 45 are due to the effects of the reverse stock split and the Private Placement.

Item 5. Interest in Securities of the Issuer

The information contained in the first four paragraphs of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

CUSIP No. 918385204	SCHEDULE 13D	Page 12 of 15

(a) The ROP Revocable Trust directly or indirectly controls MacAndrews & Forbes, M&F LLC, M&F Group, MFV, M&F TTP, M&F TTP Two and RLX Holdings One. Including (i) the 577,108 shares of Class B Common Stock (which are exchangeable, together with a corresponding vTv Unit, for shares of Class A Common Stock on a one-to-one basis) outstanding and (ii) 45,595 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants:

●	1,535,685 shares of Class A Common Stock are beneficially owned by Mr. Perelman and the ROP Revocable Trust;

●	1,460,206 shares of Class A Common Stock are beneficially owned by MacAndrews & Forbes;

●	559,471 shares of Class A Common Stock are beneficially owned by MFV, M&F TTP and M&F TTP Two;

●	654,139 shares of Class A Common Stock are beneficially owned by M&F LLC and M&F Group; and

●	246,596 shares of Class A Common Stock are beneficially owned by RLX Holdings One.

Each of the Reporting Persons disclaim any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein.

Ronald O. Perelman, the sole trustee and sole beneficiary of the ROP Revocable Trust and the Director, Chairman and Chief Executive Officer of MacAndrews & Forbes, may be deemed to beneficially own all the shares of Class A Common Stock and Class B Common Stock beneficially owned by the ROP Revocable Trust, MacAndrews & Forbes, M&F LLC, M&F Group, MFV, M&F TTP and M&F TTP Two. The number of shares reported as beneficially owned by the ROP Revocable Trust includes 1,243 shares of Class B Common Stock and corresponding vTv Units that may be deemed to be directly beneficially owned by the Ronald O. Perelman 2013 Trust. Mr. Perelman disclaims any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of their pecuniary interest therein.

(b) The total Class A Common Stock beneficial ownership of (i) Mr. Perelman and the ROP Revocable Trust represents approximately 50.3% of the Class A Common Stock, (ii) MacAndrews & Forbes represents approximately 47.8% of the Class A Common Stock, (iii) MFV, M&F TTP and M&F TTP Two each represents approximately 18.3% of the Class A Common Stock, (v) M&F LLC and M&F Group each represents approximately 21.4% of the Class A Common Stock and (vi) RLX Holdings One represents approximately 8.1% of the Class A Common Stock..

The responses of each Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Class A Common Stock are incorporated herein by reference.

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons since the filing of Amendment No. 44 to this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described above under Item 4, in connection with the Private Placement, the Issuer and M&F TTP entered into an amendment to the Investor Rights Agreement, pursuant to which M&F Group has the right to designate two members of the Issuer’s board of directors for so long as M&F Group holds at least 50% of the shares it held as of the date of the amendment. The amendment also make certain technical revisions to the registration rights provisions.

CUSIP No. 918385204	SCHEDULE 13D	Page 13 of 15

The foregoing description of the Amendment to the Investor Rights Agreement is qualified in its entirety by reference to the full text of the amendment, which is filed as Exhibit 99.1 hereto and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Amendment to Investor Rights Agreement, dated February 27, 2024, by and between vTv Therapeutics Inc. and M&F TTP Holdings Two LLC (as successor in interest to vTv Therapeutics Holdings LLC) (incorporated by reference from Exhibit 10.5 to the Issuer’s 8-K, filed February 28, 2024).

CUSIP No. 918385204	SCHEDULE 13D	Page 14 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2024
The ROP Revocable Trust dated 1/9/2018

	By:	/s/ Ronald O. Perelman
		Name:	Ronald O. Perelman
		Title:	Trustee

MacAndrews & Forbes Incorporated

	By:	/s/ Jeffrey Brodsky
		Name:	Jeffrey Brodsky
		Title:	Chief Financial Officer

MacAndrews & Forbes LLC

	By:	/s/ Jeffrey Brodsky
		Name:	Jeffrey Brodsky
		Title:	Chief Financial Officer

MacAndrews & Forbes Group LLC

	By:	/s/ Jeffrey Brodsky
		Name:	Jeffrey Brodsky
		Title:	Chief Financial Officer

MFV Holdings One LLC

	By:	/s/ Jeffrey Brodsky
		Name:	Jeffrey Brodsky
		Title:	Chief Financial Officer

M&F TTP Holdings LLC

	By:	/s/ Jeffrey Brodsky
		Name:	Jeffrey Brodsky
		Title:	Chief Financial Officer

CUSIP No. 918385204	SCHEDULE 13D	Page 15 of 15

M&F TTP Holdings Two LLC

By:	/s/ Jeffrey Brodsky
	Name:	Jeffrey Brodsky
	Title:	Chief Financial Officer

RLX Holdings One LLC

By:	/s/ Jeffrey Brodsky
	Name:	Jeffrey Brodsky
	Title:	Chief Financial Officer